FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                          For the month of August, 2003

                        Commission File Number 001-13896



                              Elan Corporation, plc
                 (Translation of registrant's name into English)


                 Lincoln House, Lincoln Place, Dublin 2, Ireland
                    (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                           Form 20-F   /X/                    Form 40-F  / /


     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                    Yes   / /                          No  /X/

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.


     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                    Yes  / /                           No  /X/

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes  / /                           No /X/

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report of Foreign Issuer on Form 6-K is incorporated by reference into the Post-Effective Amendments on Forms F-3 and S-8 to Form F-4 Registration Statement of Elan Corporation, plc (Registration No. 333-12756), the Registration Statement on Form F-3 of Elan Corporation, plc and Athena Neuroscience Finance, LLC (Registration No. 333-13130), and the Registration Statements on Form S-8 of Elan Corporation, plc (Registration Nos. 333-13996, 333-12344, 333-11940, 333-09644, 333-09284, 333-09048, 333-08384, 333-07361,
333-07136, 333-14240, 33-27506 and 333-100252).




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                                  EXHIBIT LIST


      Exhibit        Description
       99.1          Press release dated August 22, 2003 titled:
                     Elan receives extension of waivers from EPIL noteholders.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    ELAN CORPORATION, plc



                                    By:   /s/ William F. Daniel
                                          -----------------------------------
                                          William F. Daniel
                                          Company Secretary

Date: August 22, 2003



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                                                                    Exhibit 99.1


                              FOR IMMEDIATE RELEASE


Contacts:
Investors:  (U.S.)       Investors:  (Europe)           Media:
Jack Howarth             Emer Reynolds                  Anita Kawatra
Ph:  212-407-5740        Ph:      353-1-709-4000        Ph:  212-331-8800
     800-252-3526                 00800-28352600             646-244-4773


            ELAN RECEIVES EXTENSION OF WAIVERS FROM EPIL NOTEHOLDERS

Dublin, Ireland, August 22, 2003 -- Elan Corporation, plc (NYSE: ELN) ("Elan") today announced that it has sought and received additional agreements from a majority of the holders of the guaranteed notes issued by Elan's qualifying special purpose entities, Elan Pharmaceutical Investments II, Ltd. ("EPIL II") and Elan Pharmaceutical Investments III, Ltd. ("EPIL III"). The agreements extend to August 29, 2003, the EPIL II and EPIL III noteholders' waivers of compliance by Elan with certain provisions of the documents governing the EPIL II and EPIL III notes that required Elan to provide the noteholders with Elan's 2002 audited consolidated financial statements by June 29, 2003. The waivers had previously been set to expire today. Elan did not pay a fee in connection with these waivers.

"We are devoting all necessary resources to completing and filing our 2002 Form 20-F and we appreciate the patience of all our stakeholders in seeing this process through to conclusion", said G. Kelly Martin, President and Chief Executive Officer of Elan.

As previously announced, Elan and its auditor, KPMG, are currently working to conclude all audit related issues and matters in order to complete Elan's 2002 Form 20-F. However, Elan cannot provide any assurances as to the timing of the completion and filing of the 2002 Form 20-F.

Elan is focused on the discovery, development, manufacturing, sale and marketing of novel therapeutic products in neurology, pain management and autoimmune diseases. Elan shares trade on the New York, London and Dublin Stock Exchanges.

Elan Receives Extension of Waivers from EPIL Noteholders
Page 2



This document contains forward-looking statements about Elan's financial condition, results of operations and business prospects that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "anticipate", "estimate", "project", "envisage", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described herein are the following: the ability of Elan to complete its audited consolidated financial statements and to file with the SEC its 2002 Annual Report on Form 20-F on or prior to the expiration of the waivers, or any extensions thereof, or prior to September 16, 2003, the date on which the technical default, if any, under the indenture governing Elan's 7.25% Senior Notes may become an event of default; the actions that the holders of Elan's outstanding indebtedness, including its 7.25% Senior Notes, might take in response to Elan's continued failure to complete its audited consolidated financial statements and to file with the SEC its 2002 Annual Report on Form 20-F, including the acceleration of that indebtedness; the ability of Elan to obtain, if necessary, waivers or extensions thereof from the holders of the EPIL II notes, the EPIL III notes or the 7.25% Senior Notes; and the outcome of the ongoing SEC investigation and shareholder litigation and the impact that the SEC investigation and the previously announced expected restatement of Elan's 2001 U.S. GAAP financial results might have on the outcome of the litigation. A further list and description of these risks, uncertainties and other matters can be found in Elan's Annual Report on Form 20-F for the fiscal year ended December 31, 2001, and in its Reports of Foreign Issuer on Form 6-K. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.